Exhibit I

BOARD DIVERSITY MATRIX (AS OF AUGUST 3, 2022)

Country of Principal Executive Offices	Greece

Foreign Private Issuer	Yes

Disclosure Prohibited Under Home Country Law	No

Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity

Directors	1	6	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction			1

LGBTQ+			0

Did Not Disclose Demographic Background			0